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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment #1)

JNI CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Stock Options to Purchase Common Stock, Par Value $0.001 Per Share,
Granted on or After March 10, 1999
(Title of Class of Securities)

46622G10
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Paul Kim
10945 Vista Sorrento Parkway
San Diego, CA 92130
(858) 523-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:
 Cameron Jay Rains, Esq.
Scott M. Stanton, Esq.
Gray Cary Ware & Freidenrich LLP
4365 Executive Drive, Suite 1100
San Diego, CA 92121-2133
(858) 677-1400

CALCULATION OF FILING FEE

Transaction Valuation**	Amount of Filing Fee

$3,680,661.00	$736.13

**
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,509,549 shares of common stock of JNI Corporation having an aggregate value of $3,680,661.00 as of August 23, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$736.13
Form or Registration No.:	Schedule TO-I
Filing Party:	JNI Corporation
Date Filed:	August 29, 2002
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 Introductory Statement

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by JNI Corporation (the "Company") with the Securities and Exchange Commission on August 29, 2002 (the "Schedule TO"), relating to an offer by the Company to exchange certain eligible stock options to purchase shares of the Company's common stock, par value $0.001 per share, currently outstanding under the Company's Amended and Restated 1999 Stock Option Plan (the "1999 Plan") and the Company's 2000 Non-Qualified Stock Option Plan (the "2000 Plan") which have been granted on or after March 10, 1999, for new options that will be granted under either the 1999 Plan or the 2000 Plan upon the terms and subject to the conditions described in the Offer to Exchange that was filed as Exhibit (a)(1) to the Schedule TO and each employee's individual memorandum from John Stiska dated August 29, 2002 that was filed as Exhibit (a)(3) to the Schedule TO.

        This Amendment No. 1 amends and supplements the Schedule TO and the Offer to Exchange, in order to:

            (i)  revise the Offer to Exchange to amend Question 3 set forth in the Summary of Terms of Exhibit (a)(1), to clarify that the Company has no employees in foreign jurisdictions who are not eligible to participate in the offer;

          (ii)  revise the Offer to Exchange to amend Question 11 set forth in the Summary of Terms of Exhibit (a)(1), to clarify that the deadline for any public announcement of an extension of the offer is 9 a.m. Eastern Time on the next business day following the previously scheduled expiration of the offer period;

          (iii)  revise Section 18 ("Extension of Offer; Termination; Amendment") of the Offer to Exchange filed as Exhibit (a)(1), to clarify that the deadline for any public announcement of an extension of the offer is 9 a.m. Eastern Time on the next business day following the previously scheduled expiration of the offer period; and

          (iv)  revise Schedule A ("Information Concerning the Directors and Executive Officers—JNI Corporation") of the Offer to Exchange filed as Exhibit (a)(1) to describe changes in the management of the Company that have occurred since the beginning of the offer period.

Item 12. Exhibits.

(a)	(1)		Offer to Exchange Certain Outstanding Options for New Options, dated August 29, 2002.
	(2	)*	Press Release dated August 29, 2002.
	(3	)*	Form of Memorandum from John Stiska sent to each employee of the Company on August 29, 2002.
	(4	)*	Form of Election Form.
	(5	)*	Form of Change of Election Form.
	(6	)*	Form of Promise to Grant Stock Option
	(7	)*	Form of confirmation to be sent to option holders electing to participate in the Offer to Exchange.
	(8	)*	JNI Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 8, 2002 and incorporated herein by reference.

2

	(9	)*	JNI Corporation Annual Report on Form 10-K/A for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on May 20, 2002 and incorporated herein by reference.
(b)			Not Applicable
(d)	(1	)*	JNI Corporation Amended and Restated 1999 Stock Option Plan, filed with the Securities and Exchange Commission on October 4, 1999 and incorporated herein by reference.
	(2	)*	JNI Corporation Amended and Restated 1999 Stock Option Plan Prospectus.
	(3	)*
Form of Option Agreement pursuant to the JNI Corporation Amended and Restated 1999 Stock Option Plan, filed with the Securities and Exchange Commission on October 4, 1999 and incorporated herein by reference.
	(4	)*	JNI Corporation 2000 Non-Qualified Stock Option Plan, filed with the Securities and Exchange Commission on September 14, 2000 and incorporated herein by reference.
	(5	)*	JNI Corporation 2000 Non-Qualified Stock Option Plan Prospectus.
	(6	)*
Form of Option Agreement pursuant to the JNI Corporation 2000 Non-Qualified Stock Option Plan, filed with the Securities and Exchange Commission on September 14, 2000 and incorporated herein by reference.

*
previously filed

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

JNI CORPORATION

/s/ PAUL KIM Paul Kim Chief Financial Officer
Dated: September 17, 2002

4

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Offer to Exchange Certain Outstanding Options for New Options, dated August 29, 2002.
(a)(2)*	Press Release dated August 29, 2002.
(a)(3)*	Form of Memorandum from John Stiska sent to each employee of the Company on August 29, 2002.
(a)(4)*	Form of Election Form.
(a)(5)*	Form of Change of Election Form.
(a)(6)*	Form of Promise to Grant Stock Option
(a)(7)*	Form of confirmation to be sent to option holders electing to participate in the Offer to Exchange.
(a)(8)*	JNI Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 8, 2002 and incorporated herein by reference.
(a)(9)*	JNI Corporation Annual Report on Form 10-K/A for its fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on May 20, 2002 and incorporated herein by reference.
(d)(1)*	JNI Corporation Amended and Restated 1999 Stock Option Plan, filed with the Securities and Exchange Commission on October 4, 1999 and incorporated herein by reference.
(d)(2)*	JNI Corporation Amended and Restated 1999 Stock Option Plan Prospectus.
(d)(3)*
Form of Option Agreement pursuant to the JNI Corporation Amended and Restated 1999 Stock Option Plan, filed with the Securities and Exchange Commission on October 4, 1999 and incorporated herein by reference.
(d)(4)*	JNI Corporation 2000 Non-Qualified Stock Option Plan, filed with the Securities and Exchange Commission on September 14, 2000 and incorporated herein by reference.
(d)(5)*	JNI Corporation 2000 Non-Qualified Stock Option Plan Prospectus.
(d)(6)*
Form of Option Agreement pursuant to the JNI Corporation 2000 Non-Qualified Stock Option Plan, filed with the Securities and Exchange Commission on September 14, 2000 and incorporated herein by reference.

*
previously filed

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Introductory Statement
  Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS